Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated April 7, 2006
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Step-Up Fixed Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PXY7

Principal Amount (in Specified Currency): $10,000,000
Issue Price: 100%
Trade Date: April 7, 2006
Original Issue Date: April 12, 2006
Stated Maturity Date: April 12, 2016

Interest Rate: See "Additional Terms of the Notes - Interest"
Interest Payment Dates: Each April 12 and October 12, commencing
   October 12, 2006

Net Proceeds to Issuer: $10,000,000
Agent's Discount or Commission: 0.0%
Agent: Merrill Lynch, Pierce, Fenner & Smith Incorporated
Agent's Capacity:
	[ ] Agent
	[X] Principal

Day Count Convention:
	[X]  30/360
	[ ]  Actual/360
	[ ]  Actual/Actual

Redemption: The Notes are subject to redemption by TMCC, in whole, at a price equal to 100%, on the Redemption Dates and subject to the notice stated below Redemption Dates: April 12, 2010 and each Interest Payment Date thereafter Notice of Redemption: The redemption of the Notes is subject to not less than 10 nor more than 60 days' prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:




Original Issue Discount:	 No
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $1,000 increments thereafter
Form of Note:
	[X] Book-entry only
	[ ] Certificated


ADDITIONAL TERMS OF THE NOTES

Interest

       The Interest Rate on the Notes will be equal to 5.45% per annum from and including the Original Issue Date to but excluding April 12, 2010. On April 12, 2010, the Interest Rate on the Notes will be reset to 6.00% per annum from and including April 12, 2010 to but excluding the Stated Maturity Date. The date April 12, 2010 is referred to as the "Step-Up Date."

Certain U.S. Tax Considerations

       The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders
(as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding the Notes through any such entities.

       The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended, judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

       Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation." Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

       U.S. Holders.

       The amount payable with respect to a Note at the applicable Interest Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of tax accounting.

       Market Discount and Bond Premium. We are not aware of any authority indicating how market discount, if any, should be accrued with respect to debt instruments such as the Notes that provide the issuer with unconditional options that if exercised require payments to be made on the debt instruments under an alternative schedule. We believe that it may be reasonable for a U.S. Holder to accrue any such market discount from the date of purchase until the Step-Up Date or the Stated Maturity Date, as applicable. Other approaches may be equally or more reasonable, however, and the Internal Revenue Service could take the position that market discount, if any, on a Note should be accrued over shorter time periods.

       Bond premium, if any, on a Note will generally be amortized (in the case of U.S. Holders that elect to amortize bond premium) from the date of purchase of the Note until the Stated Maturity Date. If all or any portion of the Notes held by a U.S. Holder is redeemed before the Stated Maturity Date, such U.S. Holder would be allowed to deduct the excess of its adjusted acquisition price for such portion of the Notes over the amount received on redemption.

       Persons that purchase Notes at a price other than their original issue price should consult their own tax advisors about the tax consequences of their purchase.